UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Carbon Black, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14081R103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Atlas Venture Fund VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,365,231

	6	Shared Voting Power 0

	7	Sole Dispositive Power 9,365,231

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,365,231

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 13.8% (1)

12	Type of Reporting Person (See Instructions) PN

(1)      Based on 67,917,331 shares of common stock outstanding as of October 22, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018, as filed with the Securities and Exchange Commission on October 25, 2018.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Atlas Venture Entrepreneurs’ Fund VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 286,392

	6	Shared Voting Power 0

	7	Sole Dispositive Power 286,392

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 286,392

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0.4% (1)

12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Atlas Venture Fund VI GmbH & Co. KG

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 171,480

	6	Shared Voting Power 0

	7	Sole Dispositive Power 171,480

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 171,480

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (1)

12	Type of Reporting Person (See Instructions) PN

Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Atlas Venture Associates VI, L.P.

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

SEC Use Only

Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,823,103

	6	Shared Voting Power 0

	7	Sole Dispositive Power 9,823,103

	8	Shared Dispositive Power 0

Aggregate Amount Beneficially Owned by Each Reporting Person 9,823,103

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

Percent of Class Represented by Amount in Row 9 14.5% (1)

Type of Reporting Person (See Instructions) PN

Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Atlas Venture Associates VI, Inc.

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

SEC Use Only

Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,823,103

	6	Shared Voting Power 0

	7	Sole Dispositive Power 9,823,103

	8	Shared Dispositive Power 0

Aggregate Amount Beneficially Owned by Each Reporting Person 9,823,103

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

Percent of Class Represented by Amount in Row 9 14.5% (1)

Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer The name of the issuer to which this filing on Schedule 13G relates is Carbon Black, Inc. (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices The principal executive offices of the Company are located at 1100 Winter Street, Waltham, MA, Massachusetts, 02451.

Item 2(a).

Name of Person Filing
This Statement is being filed on behalf of Atlas Venture Fund VI, L.P. (“Atlas VI”), Atlas Venture Entrepreneurs’ Fund VI, L.P. (“AVE VI”), Atlas Venture Fund VI GmbH & Co. KG (“Atlas VI GmbH”), Atlas Venture Associates VI, L.P. (“AVA VI LP”) and Atlas Venture Associates VI, Inc. (“AVA VI Inc.”).  AVA VI Inc. is the sole general partner of AVA VI LP.  AVA VI LP is the sole general partner of Atlas VI and AVE VI and the managing limited partner of Atlas VI GmbH.

Item 2(b).

Address of Principal Business Office or, if none, Residence
The principal business address of each of Atlas VI, AVE VI, Atlas VI GmbH, AVA VI LP, and AVA VI Inc. is 46 Wareham Street, Boston, MA 02118.

Item 2(c).	Citizenship Each of Atlas VI, AVE VI, AVA VI LP, and AVA VI Inc. is organized under the laws of Delaware. Atlas VI GmbH is organized under the laws of Germany.
Item 2(d).	Title of Class of Securities The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 (“Common Stock”).
Item 2(e).	CUSIP Number The CUSIP number of the Company’s Common Stock is 14081R103.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).

Amount beneficially owned

As of the close of business on December 31, 2018, Atlas VI is the record holder of 9,365,231 shares of Common Stock (the “Atlas VI Shares”), AVE VI is the record holder of 286,392 shares of Common Stock (the “AVE VI Shares”) and Atlas VI GmbH is the record holder of 171,480 shares of Common Stock (the “Atlas VI GmbH Shares”, and together with the Atlas VI Shares and the AVE VI Shares, (the “Atlas Shares”).  AVA VI LP is the sole general partner of Atlas VI and AVE VI and the managing limited partner of Atlas VI GmbH. AVA VI Inc. is the sole general partner of AVA VI LP. No person other than the respective owner referred to herein of the Atlas Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Atlas Shares.  Each of Atlas VI, AVE VI, Atlas VI GmbH, AVA VI LP, and AVA VI Inc. disclaim beneficial ownership of the Atlas Shares except for such shares, if any, such person holds of record.

Item 4(b).

Percent of class

As of the close of business on December 31, 2018, the Atlas Shares represented approximately 14.5% of the Common Stock of the Company, based on 67,917,331 shares outstanding as listed in the Company’s 10-Q filed on October 25, 2018.

Item 4(c).	Number of shares as to which the person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Atlas VI	9,365,231	0	9,365,231	0
AVE VI	286,392	0	286,392	0
Atlas VI GmbH	171,480	0	171,480	0
AVA VI LP	9,823,103	0	9,823,103	0
AVA VI Inc.	9,823,103	0	9,823,103	0

(i) Sole power to vote or direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable. The Filing Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or 13(d)-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2019

ATLAS VENTURE FUND VI, L.P.
ATLAS VENTURE ENTREPRENEURS’ FUND VI, L.P.
By: Atlas Venture Associates VI, L.P.,
its general partner
By: Atlas Venture Associates VI, Inc.,
its general partner

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

ATLAS VENTURE FUND VI, GMBH & CO. KG
By: Atlas Venture Associates VI, L.P.,
its managing limited partner
By: Atlas Venture Associates VI, Inc.,
its general partner

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

ATLAS VENTURE ASSOCIATES VI, L.P.
By: Atlas Venture Associates VI, Inc.,
its general partner

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

ATLAS VENTURE ASSOCIATES VI, INC.

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2019	ATLAS VENTURE FUND VI, L.P.
ATLAS VENTURE ENTREPRENEURS’ FUND VI, L.P.
By: Atlas Venture Associates VI, L.P.,
its general partner
By: Atlas Venture Associates VI, Inc.,
its general partner

	By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

ATLAS VENTURE FUND VI, GMBH & CO. KG
By: Atlas Venture Associates VI, L.P.,
its managing limited partner
By: Atlas Venture Associates VI, Inc.,
its general partner

	By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

ATLAS VENTURE ASSOCIATES VI, L.P.
By: Atlas Venture Associates VI, Inc.,
its general partner

	By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

ATLAS VENTURE ASSOCIATES VI, INC.

	By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary